UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

LiveWire Group, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53838J105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons AEA-Bridges Impact Sponsor LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 18,450,000(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 18,450,000(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,450,000(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 8.67%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents (i) 7,950,000 shares of common stock and (ii) 10,500,000 shares of common stock issuable in connection with the exercise of private placement warrants to acquire shares of common stock on a one-for-one basis (“Warrants”).

(2)

Calculated based on (i) 202,402,888 shares of common stock outstanding as of December 16, 2022, as disclosed in the Issuer’s Prospectus filed December 16, 2022 and (ii) 10,500,000 shares of common stock issuable in connection with the exercise of the 10,500,000 Warrants.

Item 1(a).	Name of Issuer

LiveWire Group, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3700 W Juneau Avenue,

Milwaukee, WI 53208

Item 2(a).	Names of Persons Filing

This statement is filed by AEA-Bridges Impact Sponsor LLC, referred to herein as the “Reporting Person”

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

c/o AEA-Bridges Impact Sponsor LLC

PO Box 308

Ugland House,

Grand Cayman

KY1-1104

Cayman Islands

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.0001

Item 2(e).	CUSIP Number

53838J105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of Class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on the cover page.

AEA-Bridges Impact Sponsor LLC (the “Sponsor”) directly holds (i) 7,950,000 shares of common stock and (ii) 10,500,000 private placement warrants that are currently exercisable into an equal number of shares of common stock. The Sponsor is governed by a three-member board of managers which acts by majority vote. As such, each manager disclaims beneficial ownership of the reported securities and the filing of this Statement shall not be construed as an admission that the Reporting Person or any of the managers is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

AEA-Bridges Impact Sponsor LLC

By:	/s/ Ramzi Gedeon
Name: Ramzi Gedeon
Title: Chief Financial Officer